Exhibit 23.2

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Akili, Inc. (f/k/a Social Capital Suvretta Holdings Corp. I) on Form S-8 of our report dated March 23, 2022, with respect to our audit of the financial statements of Social Capital Suvretta Holdings Corp. I as of December 31, 2021 and for the period from February 25, 2021 (inception) through December 31, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, which report appears in the Annual Report on Form 10-K of Akili, Inc. (f/k/a Social Capital Suvretta Holdings Corp. I). We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum LLP

Marcum LLP

New York, NY

October 27, 2022